Press Release

GreenPower Reports Fiscal First Quarter 2023 Results

Vancouver, Canada August 15, 2022 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower" or the "Company"), a leading manufacturer and distributor of zero-emission, electric-powered, medium and heavy-duty vehicles, today announced the results for its quarter ended June 30, 2022.

"We've achieved a number of milestones across various segments of our business including the first deliveries of our EV Star Cab and Chassis (EV Star CC) to Workhorse in July, expansion of the dealer network for our all-electric school buses, the acquisition of Lion Truck Body and entering into a Contract of Lease-Purchase for the facility in West Virginia," said Fraser Atkinson, CEO of GreenPower.  "Our investment in inventory supports the deliveries we're making this summer and through this fall of our all-electric school buses, cargo vans and other EV Star models in addition to the build-up for the Workhorse contract."

Financial Highlights for the quarter:

  Recorded revenues of $3,851,105 for the current quarter an increase of 29% over the revenue of $2,980,086 for the same quarter last year,
  Gross profit of 28.8% of revenue,
  Cash including restricted cash of $5.4 million at the end of the period,
  Inventory of $39.7 million including finished goods of $24.6 million, and
  Working capital at the end of the quarter of $28.3 million.

Acquisition of Lion Truck Body:

During the quarter, GreenPower was engaged in the due diligence and negotiation of the acquisition of Lion Truck Body, a truck body manufacturer located near the port of Long Beach in Los Angeles. Lion Truck Body manufactures and instals a complete line of truck bodies including dry-freight aluminum, refrigerated box, aluminum beds, stake bed, flat bed and service body. With the successful closing of the acquisition in July, GreenPower is vertically integrating an important component of its supply chain, as the company is now able to send EV Star CCs to Lion Truck Body for body installation for customers, which captures another revenue stream that is currently being sent to third-party body manufacturers.

"The combination of GreenPower's EV expertise and the advanced body building experience of Lion Truck Body gives GreenPower a competitive advantage with shortened lead time as well as truck bodies that are optimized for EV Trucks.  We've collaborated with Lion Truck Body to develop our new EV Star Cargo+ refrigerated truck, which is slated for delivery to our first customer this quarter with more payload, longer range and lower cost factor than any competitive EV refrigerated truck in its class on the market" stated Brendan Riley, President of GreenPower.

Supply Agreement with Workhorse:

GreenPower began manufacturing its first few tranches of EV Star CC's for the 1,500 unit purchase and sale contract with Workhorse. During the quarter, GreenPower coordinated with its suppliers for the delivery of key components and initiated production of 100 vehicle tranches of EV Star CC's. By the end of the quarter the first 100 EV Star CC's were near completion, the next tranche had entered production and key components for additional tranches had been ordered. The first deliveries to Workhorse began in July, with follow-on deliveries made in August. GreenPower's team is working closely with Workhorse to assist with the integration on the EV Star CC's.

Dealer Network Expansion for GreenPower's School Buses:

GreenPower presently has more than 40 Type D BEAST and Type A Nano BEAST school buses in finished goods inventory with substantially all of these expected to be sold and delivered by the end of this calendar year.  GreenPower has ongoing discussions with dealers in the Mid-West, North-East and Pacific North West. GreenPower anticipates that initial deliveries across its dealer network will expand this sales channel, and better position the company to leverage significant local, state and federal funding for all-electric school buses.

EV Star Cargo vans:

During the quarter, GreenPower delivered its first five 22' cargo vans.  Presently, GreenPower has approximately 40 EV Star Cargos in finished goods inventory and customers that have approved vouchers from the California Air Resource Board HVIP program or the New Jersey ZIP program for substantially all of these.

West Virginia Facility:

During the quarter, GreenPower entered into a lease-purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the U.S. market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets and has agreed to purchase up to $15 million of GreenPower vehicles produced at the facility.

Results for the three months ended June 30, 2022

For the three-month period ended June 30, 2022 the Company recorded revenues of $3,851,105 and cost of sales of $2,743,431 generating a gross profit of $1,107,674 or 28.8% of revenues. Revenue was generated from the sale of 3 BEAST Type D all-electric school buses, 2 EV Star Plus, 1 EV Star Cargo+, 5 EV Star 22-foot cargo, 6 EV Stars and 4 EV Star Cab and Chassis, as well as revenue from finance and operating leases and other sources. Operating costs consisted  of  administrative fees of $1,754,768 relating to salaries, project management, accounting, and administrative services; transportation costs of $62,035 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $162,605 related to travel for project management, demonstration of company products, and trade shows; product development costs of $245,118; sales and marketing costs of $366,871; insurance expense of $350,534; professional fees of $312,840 consisting of legal and audit fees; and office expense of $144,484 consisting of rent and other office expenses, as well as non-cash expenses including $1,709,175 of share-based compensation expense and depreciation of $195,608, generating a loss from operations before interest, accretion and foreign exchange of $4,225,321. Interest and accretion of $121,936 and a foreign exchange gain of $1,072 resulted in a loss for the period of $4,346,185.

Media and Investor Contacts:

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

Brendan Riley, President

(510) 910-3377

Mike Cole, IR

(949) 444-1341

Allie Potter

Skyya PR for GreenPower

(218) 766-8856

allie@skyya.com

About GreenPower Motor Company

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts, and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond GreenPower's control. A number of important factors, including those set forth in other public filings (filed under the Company's profile on www.sedar.com), could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts expressed in U.S. dollars © 2022 GreenPower Motor Company Inc. All rights reserved.